TALIERA CORPORATION

250 East 96th Street, Suite 415

Indianapolis, Indiana 46240

March 27, 2007

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Michelle Anderson

Re:	Taliera Corporation: Registration Statement on Form S-1 (File No. 333-136097); Registration Statement on Form 8-A (File No. 001-33339)

Ladies and Gentlemen:

Pursuant to Rule 477(a), Taliera Corporation (the "Company") hereby applies for an order approving the withdrawl of the above-mentioned registration statement on Form S-1, together with all exhibits and amendments thereto (the "Registration Statement"). The Company is requesting such withdrawal because of adverse market conditions. The Company confirms that no securities have been sold under the Registration Statement.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions or comments or require further information or documentation, please do not hesitate to contact the Company's outside counsel, Joseph DeGroff, Ice Miller LLP (317) 236-2435. Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to Mr. DeGroff by facsimile at (317) 592-4637.

Very truly yours, /s/ J. SMOKE WALLIN J. Smoke Wallin President and Chief Executive Officer